Bradley S. Rodos
Direct Dial: (215) 299-2180
Email Address: brodos@foxrothschild.com
May 7, 2008
VIA FACSIMILE (202-772-9206)
Blaise Rhodes, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	GeneLink, Inc.
Form 10-KSB/A for Fiscal Year Ended
December 31, 2006
Filed October 16, 2007
File No. 000-30518
Dear Mr. Rhodes:
     As you requested in our conversation last month, attached are the reported and pro forma revenues, cost of goods sold, gross profit and net losses for the years ended December 31, 2006 and 2007 for GeneLink, Inc. The pro forma calculations include revenue recognition in accordance with EITF — 0021.
     After you have reviewed the attachment, I would like to discuss with you how best to have GeneLink present the information in correspondence to be filed via EDGAR.
     I would also like to set up another conference call with you and Angela Halac this week, as soon as all of our schedules permit, to discuss the revenue recognition issue. As GeneLink’s new business model is developing, a significant number of DNA Collection Kits are being sent to distributors and their retailers together with brochures and other marketing materials. GeneLink charges one fee for the DNA Collection Kits and the marketing materials. In turn, it is GeneLink’s understanding that the distributors and retailers will use the DNA Collection Kits and marketing materials as part of their marketing, promotional and training activities and for point of sale displays. With respect to these DNA Collection Kits, GeneLink does not believe that EITF — 0021 is applicable. GeneLink would appreciate

Blaise Rhodes, Staff Accountant
May 7, 2008

a call to discuss these issues so that it can appropriately prepare the financial statements for the quarter ended March 31, 2008.
     Thank you.

Very truly yours,
/s/ Bradley S. Rodos
Bradley S. Rodos

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Enclosures